Exhibit 99.1

CROWDGATHER, INC. ANNOUNCES RECORD SECOND QUARTER
FISCAL 2012 FINANCIAL RESULTS

Recorded Highest-Ever Quarterly Revenue and Double-Digit Sequential Growth over Q1 2012

•	Revenue increased 40% and Gross Profit increased 108% compared to Q1 2012
•	Current traffic of 220-225 million monthly page views and 16-18 million monthly unique visitors
•	CrowdGather is debt free and has over $3M in cash available for operations and acquisitions
•	$17.3 million in Book Value, or $0.30 per share

Woodland Hills, CA.  December 14, 2011 -- One of the leading networks of forum communities on the Internet, CrowdGather (OTCBB: CRWG), today announced record financial results for its fiscal 2012 second quarter ended October 31, 2011.

The Company reported record revenues of $468,296 for the second quarter of fiscal 2012, compared to revenues of $462,925 for the second quarter of fiscal 2011. Revenues for the second quarter of fiscal 2012 were comprised entirely of the monetization of the Company’s forum ad inventory, including the recent Yuku.com acquisition, and did not include any of the lower margin ad agency revenue from Adisn that had been recorded in prior quarters.

Gross profit increased 64% to 468,296 for the second quarter of fiscal 2012 compared to gross profit of $284,934 during the same quarter in fiscal 2011.  Operating expenses increased 23% to $1,228,201, including $328,728 of non-cash charges for stock-based compensation, for the second quarter of fiscal 2012 compared to operating expenses of $966,206, including $538,715 of non-cash charges for stock-based compensation during the same quarter in fiscal 2011. The net loss for the second quarter of fiscal 2012 increased 7% to $757,733, or $(0.01) per diluted share, compared to a net loss of $711,272, or $(0.01) per diluted share, for the second quarter of fiscal 2011, and was primarily related to increased payroll expenses from new employees and non-cash charges for stock-based compensation.

“During fiscal 2011, Adisn accounted for over 50% of CrowdGather’s revenue; however, after we successfully completed a financing in March 2011, we decided to focus primarily on our core business of monetizing forums, which has resulted in higher gross profit along with increased revenues,” said Sanjay Sabnani, CrowdGather's Chairman and CEO.  “Because of this decision, our first quarter of fiscal 2012 revenue appears static when compared to same quarter of fiscal 2011, but the shifting revenue composition from the low margin Adisn model to the core forum business is significant.”

For the six months ended October 31, 2011, the Company reported revenues of $802,332, compared to revenues of $793,004 for the same period in fiscal 2011. We expect higher margin revenues from the first six months of fiscal 2012 will continue to increase over subsequent periods due to the improved monetization of the Company’s forum ad inventory, as well as due to increased ad inventory from acquisitions.

Gross profit increased 49% to $693,592 for the six months ended October 31, 2011, compared to gross profit of $466,284 for the same period in fiscal 2011. Operating expenses increased 28% to $2,327,525, including $509,133 of non-cash charges for stock-based compensation for the six months ended October 31, 2011 as compared to total operating expenses of $1,813,721 for the same period in fiscal 2011, including $726,100 of non-cash charges for stock-based compensation.

Total assets were $17,331,297 as of October 31, 2011, as compared to total assets of $17,306,181 for the fiscal year ended April 30, 2011. At the end of the current period, total assets primarily consisted of cash of $3,120,982 and goodwill and intangible assets of $13,860,448 represented by domain names and other acquired intellectual property.  Also of note, during the second quarter of fiscal 2012, the company was not required to release 1,089,436 previously issued shares from escrow pursuant to the Securities Escrow Agreement dated June 9, 2010, as Adisn, Inc. failed to achieve certain milestones contained within that Agreement.   The shares were retired, which resulted in a reduction of the total common stock obligation to $1,084,600 as of October 31, 2011.

“Our business is proceeding according to our plan, and we believe we are executing on that plan,” continued Sabnani. “We expect to see improved monetization of the forum revenue stream from the increased premium ad inventory and from the utilization of our integrated ad server in the coming months. We expect to have our initial ad server integration completed for internal beta testing in January, and we anticipate we will roll it out commercially around year-end fiscal 2012.”

During the second quarter ended October 31, 2011 of fiscal 2012, CrowdGather’s traffic reached between 230 to 235 million monthly page views across all properties, compared to 80 to 90 million monthly page views during the same period in fiscal 2010, and had 17 to 19 million monthly unique visitors compared to 4 to 4.5 million monthly unique visitors a year earlier. Based upon current statistics from Google Analytics, CrowdGather’s network of forums is currently generating approximately 220 to 225 million monthly page views and 16 to 18 million monthly unique visitors.  In addition, including the impact of the September 2011 Yuku.com acquisition, approximately 23 million users have registered to date on CrowdGather network sites, with 60 million total discussions comprising over 1.2 billion individual replies.

“We are focused on maximizing the monetization of user traffic across our network of forum properties, and while the use of traffic analytics is an important measure to consider, a better measure of progress are revenues,” said Sabnani. “In an effort to develop improved ad inventory, we have been pruning inactive sites, and content that violates our advertising partners terms of service agreements or other content that cannot be monetized.  Through our acquisitions, we have discovered that analytics software is not always installed, and this requires us to make estimates until such software is installed and enough time has elapsed to better gauge traffic analytics, which may lead to quarter-over-quarter variances in analytics, whereas we believe revenue may continue growing from the improved ad inventory.  We will continue to prune sites going forward, and while this could result in reductions of page views, unique visitors, registered users, discussions and posts, it should contribute to improved ad inventory capable of earning higher ad rates.”

In addition to the release of CrowdGather’s fiscal 2012 second quarter financial results, the Company is also announcing the pre-launch marketing of its made-for-social-media Erox® fragrance.  The fragrance is currently available on http://www.erox.com, and CrowdGather stakeholders can receive a 20% discount by entering the CrowdGather’s ticker symbol “CRWG” during checkout.

About CrowdGather, Inc.

With its growing portfolio of special interest forums and enthusiast message board communities, CrowdGather (www.crowdgather.com) has created a centralized network to benefit forum members, forum owners and forum advertisers.  CrowdGather provides a highly interactive and informational social network for members, a management and revenue-sharing resource for third-party forum owners, and a largely untapped advertising network for marketers worldwide.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth and business strategy.  Words such as “expects”, “will”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to, changes in the Company’s business; competitive factors in the market(s) in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CROWDGATHER, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	October 31, 2011 (Unaudited)	April 30, 2011
ASSETS
Current assets
Cash	$3,120,982	$6,667,901
Accounts receivable	25,701	243,917
Inventory	18,490	-
Prepaid expenses and deposits	128,555	49,729

Total current assets	3,293,728	6,961,547

Property and equipment, net of accumulated depreciation of $189,024 and $140,804, respectively	177,121	172,751

Intangible assets, net of accumulated amortization of $46,410 and $30,940, respectively	9,500,272	5,811,707
Goodwill	4,360,176	4,360,176

Total assets	$17,331,297	$17,306,181

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$11,383	$82,805
Accrued vacation	22,211	13,111
Other accrued liabilities	41,983	30,617

Total current liabilities	75,577	126,533

Stockholders’ equity
Preferred Series A stock, $0.001 par value, 25,000,000 shares authorized,-0- shares issued and outstanding	-	-
Common stock, $0.001 par value, 975,000,000 shares authorized, 58,068,785 and 57,089,408 issued and outstanding, respectively	58,069	57,089
Common stock obligation	1,084,600	3,784,322
Additional paid-in capital	26,836,379	22,432,597
Accumulated deficit	(10,723,328)	(9,094,360)

Total stockholders’ equity	17,255,720	17,179,648

Total liabilities and stockholders’ equity	$17,331,297	$17,306,181

CROWDGATHER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2011 AND 2010
(UNAUDITED)

	Three Months Ended October 31,		Six Months Ended October 31,
	2011	2010	2011	2010

Revenue	$468,296	$462,925	$802,332	$793,004

Cost of revenue	-	177,991	108,740	326,720

Gross profit	468,296	284,934	693,592	466,284

Operating expenses
Payroll and related expenses	403,306	221,446	760,380	432,404
General and administrative	824,895	774,760	1,567,145	1,381,317
Total operating expenses	1,228,201	996,206	2,327,525	1,813,721

Loss from operations	(759,905)	(711,272)	(1,633,933)	(1,347,437)

Other income (net)	2,172	-	5,765	21,068

Net loss before provision for income taxes	(757,733)	(711,272)	(1,628,168)	(1,326,369)

Provision for income taxes	-	-	800	800

Net loss	$(757,733)	$(711,272)	$(1,628,968)	$(1,327,169)

Weighted average shares outstanding- basic and diluted	58,735,772	43,540,220	58,484,532	43,446,664

Net loss per share – basic and diluted	$(0.01)	$(0.02)	$(0.03)	$(0.03)

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For additional information, please contact:

Investor Contact:       Sanjay Sabnani
                                       Phone: 818-435-2472 x 101
                                       Email: sanjay@crowdgather.com

Media Contact:          Stacy Dimakakos
                                       Phone: 917-981-5501
                                       Email: stacy@publicworldwide.com